SEC File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR

AN ORDER OF EXEMPTION FROM SECTION 15(a)

OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of

HIGHLAND ASSOCIATES, INC.

and

FINANCIAL INVESTORS TRUST

Please direct all written or oral communications concerning this Application to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, 17th Floor

Columbus, Ohio 43215

with copies to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

February 2, 2012

This Application (including exhibits) consists of 32 pages.

The exhibit index appears on page 28.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF	:	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT
:
HIGHLAND ASSOCIATES, INC.	:
2545 Highland Avenue, Suite 200	:
Birmingham, AL 35205	:
:
and	:
:
FINANCIAL INVESTORS TRUST	:
1290 Broadway, Suite 1100	:
Denver, CO 80203	:
:
Investment Company Act of 1940 File
No. 812-

I.	INTRODUCTION

Financial Investors Trust (the “Trust”), on behalf of the Redmont Resolute Fund I and Redmont Resolute Fund II (the “Redmont Funds”), and Highland Associates, Inc. (the “Adviser”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those trustees who are not “interested persons” of the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment subadviser or subadvisers (each a “Subadviser” or collectively “Subadvisers”) to manage all or a portion of the assets of the Redmont Funds or future Funds1 pursuant to an investment subadvisory agreement with a Subadviser (each a “Subadvisory Agreement” and together the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers2.

1 The Redmont Funds are each a series of the Trust. Applicants also request relief with respect to existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager-of-managers structure described in this Application; and (c) complies with the terms and conditions of this Application (each such registered open-end management investment company or series, including the Redmont Funds, a “Fund” and collectively, the “Funds”). Any existing entity that currently intends to rely on the requested order is named as an Applicant. If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser. The term “Board” also includes the board of trustees or directors of a future Fund, if different.

2 If the Adviser wishes to use subadvisers that are “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Fund or of the Adviser (other than by reason of serving as a subadviser to the Fund) (“Affiliated Subadvisers”), to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained. The requested relief will not extend to Affiliated Subadvisers.

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of the Funds pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders. Under a multi-manager investment management approach (the “Manager of Managers Structure”), the Adviser will evaluate, allocate assets to, and oversee the Subadviser or Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.	BACKGROUND

A.	The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company. Currently, the Trust is comprised of seventeen series, including the Redmont Funds. The Redmont Funds have their own investment objectives, policies and restrictions and are currently managed by the Adviser, and may, in the future, be managed by the Adviser and multiple subadvisers.

B.	The Adviser

The Adviser is a corporation organized under the laws of the State of Alabama. The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the investment adviser of the Redmont Funds and, subject to the approval of the Board and any required shareholder approval, will serve as investment adviser to the future Funds. The Adviser’s primary business activity is providing investment management services, including services to the Redmont Funds pursuant to investment advisory agreements with the Trust (the “Advisory Agreement”).

Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the assets and securities of the Redmont Funds’ portfolios and selecting the Redmont Funds’ investments according to the Redmont Funds’ investment objectives, policies, and restrictions. In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, at the expense of the applicable Fund, for the purpose of managing the investment of all or a portion of the assets of any of the Redmont Funds.

For the investment management services that it provides to the Redmont Funds, the Adviser receives the fee specified in the Advisory Agreements from the Redmont Funds based on the average daily net assets of the Redmont Funds.

The terms of the Advisory Agreement comply with Section 15(a) and 15(c) of the 1940 Act. The Advisory Agreement was approved by the Board, including a majority of the Independent Trustees and was approved by the initial shareholders of the Redmont

Funds in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.3

C.	The Subadvisers and the Manager of Managers Structure

The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles that are consistent with the investment objective of each applicable Fund, and recommend their hiring to the Board. The Adviser will engage in an on-going analysis of the continued advisability of retaining each Subadviser and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and will make recommendations to the Board as needed.

Each future subadvisory agreement will be approved by the Board, including by a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act. However, if the requested relief is granted, approval by shareholders of the relevant Fund will not be sought or obtained.

Subject to approval by the Board and the initial sole shareholder of each Fund, the primary responsibility for management of that Fund—including, in particular the selection and supervision of the Subadviser(s)—will be vested in the Adviser, subject to general oversight and approval by the Board. Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the

3 The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Funds (“Future Advisory Agreements”). The terms of Future Advisory Agreements will comply with Section 15(a) of the 1940 Act and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the 1940 Act and rule 18f-2 thereunder.

abilities and performance of other money management firms to identify appropriate Subadvisers for that Fund’s assets. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for each Fund. The Adviser will allocate and, when appropriate, reallocate each Fund’s assets among Subadvisers. Each Subadviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Subadvisers for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.4 The Redmont Funds obtained shareholder approval prior to commencing operations and the definitive prospectuses for the Redmont Funds will, at all times, include the disclosure required by condition 2 set out in Section IV below. For the investment advisory services they provide to a Fund, each Subadviser will receive annual fees from the applicable Fund, calculated at an annual rate based on the average daily net assets of the respective Fund managed by the Subadviser. For services rendered under a Subadvisory Agreement, a Subadviser will receive a fee from the respective Fund, negotiated by the Adviser and Subadviser and approved by the Board. The weighted average fee rate applicable to the aggregate Fund assets managed by all of the Subadvisers to a Fund will be at a rate equal to or less than a Fund-specific maximum total subadvisory fee rate that is approved by shareholders. Such fees will be negotiated with respect to each Fund. If the requested relief is granted, shareholder approval will continue to be required for any subadvisory fee rate that would cause a Fund to exceed the Fund-specific maximum total subadvisory fee rate above that which has been approved by the shareholders of the applicable Fund.

4 Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application. If the requested order is granted before a Fund commences a public offering, the initial sole shareholder will approve the Fund’s reliance on the requested order. If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure, or to rely on the relief requested before the order requested in the Application is issued, the prospectus for that Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this application, the Fund will obtain shareholder approval before relying on the order.

D.	The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and entering into and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made, when a future Subadvisory Agreement is entered into, or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the relevant Fund will not be sought or obtained.5

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Sections 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Fund to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that

5 The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

describes the advisory services provided to the Fund. The Redmont Funds’ prospectuses contain and will contain at all times (and in the case of Funds not yet formed, the prospectus for each such Fund will contain at all times) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide. In addition, each Fund will hold itself out to investors as employing a Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors each Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed and that material changes to Subadvisory Agreements can be made without shareholder approval. In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and include the disclosure required in condition 2 at all times following that approval.

III.	EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.	Shareholder Voting

1.	Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the 1940 Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.	Discussion

a.	Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Subadviser or Subadvisers. Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers. Any assets of the Redmont Funds, or any future Fund, not managed by a Subadviser are managed by the Adviser. This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to, among other things, evaluate, select and recommend to the Board the hiring of Subadvisers. The Adviser will seek to select those Subadvisers that are most likely to provide investment advisory services that will achieve the applicable Fund’s defined objective Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy. Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.6

6 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for each Fund’s assets managed by the Adviser. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust. Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance. Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective. An adviser or subadviser to a traditionally managed mutual fund is permitted to waive fees below the fee previously approved by shareholders without shareholder approval. Similarly, the Adviser should be able to negotiate new subadvisory arrangements such that the relevant Fund’s weighted average fee rate applicable to the aggregate Fund assets managed by all Subadvisers remains at or below the Fund-specific maximum total subadvisory fee rate previously approved by shareholders. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why a Fund’s investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract, provided the change does not increase the maximum total subadvisory fee rate above those previously disclosed to and approved by the shareholders.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of the Fund.

b.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers. Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2) the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3) reports setting forth the financial condition and stability of the Subadviser; and

(4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund. Fees will be within a range approved by the Board and the shareholder. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1) a description of the proposed method of computing the fees;

(2) comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3) data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-1A concerning the qualifications of each respective Subadviser. If a new Subadviser is retained or a Subadvisory Agreement is entered into or materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act. Furthermore, if a new Subadviser is appointed, the Fund will furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), within 90 days of the effective date of the new Subadvisory Agreement. The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C as well as the relevant requirements of Schedule 14A of the Securities Exchange Act of 1934 (the “1934 Act”). Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, any such successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

The Fund’s Advisory Agreement has received and each future Fund’s advisory agreement will receive shareholder approval. In the event the order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial Subadvisory Agreement will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. However, because the order requested in this Application will be granted (if in fact granted) after each of the Redmont Funds commences its public offering, the Redmont Funds will rely upon the approval of the Manager of Managers Structure by the Redmont Funds’ initial shareholder and disclosure in the Redmont Funds’ prospectuses, at all times following the approval, that the Redmont Funds have applied for (or received) exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. The Redmont Funds will not seek to obtain the approval of its outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application. Each Fund’s prospectus will disclose, or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

Fee Rate Paid To Subadvisers Will At No Time Exceed The Maximum Total Subadvisory Fee Rate Approved By Shareholders

As approved by the shareholders of the applicable Fund, the fees paid to a Subadviser will be structured as a flat annual rate, (i.e., a fee, paid monthly, based on an annual percentage of the Fund’s average net assets managed by a Subadviser). The maximum fee rate payable to any Subadviser shall not cause the relevant Fund to exceed the Fund-specific maximum total subadvisory fee rate that has been approved by shareholders. If the requested relief is granted, shareholder approval will continue to be required for any change to a Subadvisory Agreement if such change would result in an increase above the Fund-specific maximum total subadvisory fee rate that has been approved by the shareholders of the applicable Fund.

B.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Curian Series Trust, et al. Investment Company Act Release Nos. 29794 (September 19, 2011) (notice) and 29836 (October 17, 2011) (order); Simple Alternatives, LLC, et al. Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order); Elfun Trusts, et al. Investment Company Act Release Nos. 29441 (September 27, 2010) (notice) and 29485 (October 25, 2010) (order); Highland Capital Management, L.P., et al. Investment Company Act Release Nos. 29445 (September 27, 2010) (notice) and 29488 (October 26, 2010) (order); The Integrity Funds, et al. Investment Company Act Release Nos. 29399 (August 25, 2010) (notice) and 29418 (September 21, 2010) (order); GE Funds, et. al. Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); AdvisorOne Funds, et. al. Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501 (September 26, 2006) (order).

IV.	CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.

Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.

Within 90 days of the hiring of a new Subadviser, shareholders of the affected Fund will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Subadviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4.

The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.

The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

8.

Shareholders of a Fund will approve any change to a Subadvisory Agreement if such change would result in an increase in a Fund-specific maximum total subadvisory fee rate above that which has been approved by the shareholders of the applicable Fund.

9.

No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

10.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.	CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.	PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

HIGHLAND ASSOCIATES, INC.

2545 Highland Avenue, Suite 200

Birmingham, AL 35205

FINANCIAL INVESTORS TRUST

1290 Broadway, Suite 1100

Denver, CO 80203

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, Ohio 43215

With copies to:

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

FINANCIAL INVESTORS TRUST,
on behalf of its series:
Redmont Resolute Fund I and Redmont Resolute Fund II

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

HIGHLAND ASSOCIATES, INC.

By:	/s/ William A. Terry
Name:	William A. Terry
Title:	Secretary

VII.	LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)	A-1 through A-2
Verifications of Signatures Required Pursuant to Rule 0-2(d)	B-1 through B-2

EXHIBIT A-1

Authorization for Financial Investors Trust

Secretary’s Certificate

I, JoEllen L. Legg, Esq., Secretary of Financial Investors Trust, a Delaware statutory trust (the “Trust”), do hereby certify that:

(1) I am the Secretary of the Trust;

(2) that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on December 13, 2011; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the filing with the Securities and Exchange Commission under the 1940 Act a request for an order under Section 6(c) of the 1940 Act exempting the Trust, on behalf of the Funds, and the Adviser from Section 15(a) of the 1940 Act and Rule 18f-2 thereof to permit the Adviser to do the following without shareholder approval: (a) select an unaffiliated investment sub-adviser or sub-advisers to manager all or a portion of the assets of the Funds pursuant to an investment advisory agreement with a sub-adviser and (b) materially amend investment advisory agreements with a sub-adviser, is hereby approved; and it is

FURTHER RESOLVED, that the officers of the Trust are hereby authorized and directed on behalf the Trust to take all actions deemed necessary or desirable in their judgment and discretion to carry out the foregoing resolution, including filing any amendment to the application for the order.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of Edmund J. Burke, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 31st, day of January, 2012.

/s/ JoEllen L. Legg
JoEllen L. Legg, Esq.
Secretary, Financial Investors Trust

EXHIBIT A-2

Authorization for Highland Associates, Inc.

Secretary’s Certificate

I, William A. Terry, Secretary of Highland Associates, Inc., an Alabama corporation (the “Advisor”), do hereby certify that:

(1) I am the Secretary of the Advisor;

(2) that the following is a true and complete copy of the resolutions duly adopted by the sole member of the Advisor on January 31, 2012; and

(3) that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Advisor are authorized to prepare, execute and submit, on behalf of the Advisor, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 thereunder; and

FURTHER RESOLVED, that the officers are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Advisor any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions; and

FURTHER RESOLVED, that the members of the Advisor hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is my genuine signature, the duly elected and qualified Secretary of the Advisor.

IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of January, 2012.

/s/ William A. Terry
William A. Terry
Secretary
Highland Associates, Inc.

EXHIBIT B-1

Verification for Financial Investors Trust

State of Colorado	:

County of Denver	:ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for and Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of Financial Investors Trust (the “Trust”), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President
Financial Investors Trust

EXHIBIT B-2

Verification for Highland Associates, Inc.

State of Alabama	:

County of Jefferson	: ss

I hereby certify that the signature appearing in the attached Application for an Order of Exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”) from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, is the genuine signature of William A. Terry, the duly elected and qualified Secretary of Highland Associates, Inc. (the “Advisor”). The undersigned, being duly sworn, states that he is the President of the Advisor and that all actions of the Advisor necessary to authorize the Secretary to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William T. Mills
Name:	William T. Mills
Title:	President
Highland Associates, Inc.